April 14, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn:  Dominic Minore

Re:	Golub Capital BDC, Inc.
File No. 333-163279; 814-00794

Ladies and Gentlemen:

On behalf of Golub Capital BDC, Inc. (the “Company”), we hereby respond to the oral comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pursuant to telephone conversations held on April 12 and April 13, 2010 between Dominic Minore of the Staff and Thomas Friedmann of Dechert LLP relating to the Company’s Registration Statement on Form N-2 (Registration No. 333-163279) (the “Registration Statement”).  For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response.

1.
We note your response to our prior comment 2.  In your response letter, please confirm that the Company’s board of directors will make the findings required by Section 57(f) of the Investment Company Act of 1940, as amended (the “1940 Act”), prior to entering into the New Credit Facility.

Response:

With reference to our prior response to comment 2, the Company hereby confirms that prior to entering into the New Credit Facility the required majority (as defined in Section 57(o) of the 1940 Act) of the Board of Directors will approve the New Credit Facility on the basis that (i) the terms thereof, including the consideration to be paid or received, are reasonable and fair to the shareholders of the business development company and do not involve overreaching of the Company or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the Company’s shareholders and is consistent with the policy of the Company as recited in filings made by the Company with the Commission under the Securities Act of 1933, as amended, its registration statement and reports filed under the Securities Exchange Act of 1934, as amended, and its reports to shareholders; and (iii) the directors record in their minutes and preserve in their records, for such periods as if such records were required to be maintained pursuant to Section 31(a) of the 1940 Act, a description of the New Credit Facility, their findings, the information or materials upon which their findings were based, and the basis therefor.

US  Austin  Boston  Charlotte  Hartford  New York  Newport Beach  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC
EUROPE  Brussels  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

United States Securities and Exchange Commission Page 2 April 14, 2010

2.
We understand that the Company intends to increase the anticipated size of the Concurrent Private Placement and to broaden the permitted group of investors in the Concurrent Private Placement.  Please refile the Registration Statement with updated figures reflecting such increase.

As requested, the Company has revised the disclosure as applicable throughout Amendment No. 6 to reflect the increased size of and the broader group of permitted investors in the Concurrent Private Placement.

3.
Provide us with your views on whether, following the increase in its anticipated size and broadening of the permitted group of investors, the Concurrent Private Placement should be integrated with the Company’s public offering.

The Company respectfully submits that the Concurrent Private Placement should not be integrated with the public offering of the Company’s securities.  Securities Act Release No. 8828 (“Release No. 8828”) expressly recognizes that issuers in the registration process may continue to raise capital privately pending completion of a public offering, provided that prospective investors do not learn of a private placement through public filings or marketing efforts in connection with such a public offering.

The Commission’s integration guidance in Release No. 8828 clarifies that the filing of the registration statement does not eliminate an issuer’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement.  Release No. 8828 focuses on how the investors in the private offering were solicited and whether the filing of the public offering registration statement should be considered a general solicitation or general advertising that forecloses the availability of the exemption for the private offering.  For example, if a prospective private placement investor became interested in the concurrent private placement through a substantive, pre-existing relationship with the issuer or direct contact by the issuer or its agents apart from the public offering effort, then the filing of the registration statement would not impact the availability of the exemption for the private placement and the private placement could be conducted concurrently with the public offering.  Similarly, Release No. 8828 provides that if the issuer solicited interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted while the registration statement for the separate public offering was pending.

United States Securities and Exchange Commission Page 3 April 14, 2010

Each of the additional investors in the Concurrent Private Placement is an existing investor in one or more entities advised by affiliates of Golub Capital Incorporated.  These individuals and entities were initially made aware of a private offering by the Company prior to the initial filing of the Registration Statement in November 2009.  Each of these individuals and entities had, at the time of such initial contact, a substantive, pre-existing business relationship with affiliates of Golub Capital Incorporated.  Because these individuals and entities became aware of the private offering of the Company’s securities through means other than the Registration Statement, the Registration Statement did not serve as a general solicitation for the private offering and the exemption for the private offering set forth in Release No. 8828 should be available.

4.	We note that the Exhibit Index to Amendment No. 5 omits Exhibit (s), which was filed as part of Amendment No. 4. Please update the Exhibit Index accordingly.

As requested, the Company has revised the Exhibit Index to Amendment No. 6 to include Exhibit (s).

5.
We note that in your response to Item 27 of Form N-2 you estimated miscellaneous expenses of $366,615.50.  Please amend Item 27 to itemize all expenditures in excess of five percent of the total estimated offering expenses or reduce the total amount of estimated offering expenses.

As requested, the Company has revised its response to Item 27.  Except as disclosed in the revised response, no expenditure is expected to exceed five percent of the total estimated offering expenses.

* * * * * * * * * *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission Page 4 April 14, 2010

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3313 (or by facsimile at 202.261.3333) or David J. Harris at 202.261.3385 (or by facsimile at 202.261.3333).  Thank you for your cooperation and attention to this matter.

Very truly yours,

 /s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:	David B. Golub, Golub Capital BDC, Inc.
Jay L. Bernstein and Andrew S. Epstein, Clifford Chance US LLP
Jonathan Waterman, McGladrey & Pullen, LLP
David J. Harris, Dechert LLP